
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update:** ——————————————————————
- ☐ **Form C/A: Amendment to Offering Statement:**——————————————
    - ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ☐ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

Name of issuer: Distributed Security, Inc.
Legal status of issuer:
          Form: Corporation
          Jurisdiction of Incorporation/Organization: Illinois
          Date of organization):   3/16/2011
Physical address of issuer: 518 S. Route 31 #238   McHenry, IL 60050
Website of issuer: distributedsecurity.com

Name of intermediary through which the offering will be conducted: TRUCROWD
CIK number of intermediary: 0001667145
SEC file number of intermediary: 007-00015
CRD number, if applicable, of intermediary:

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
  The issuer will pay the funding portal a success fee of 8%, less about $1,200 paid up-front

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Type of security offered: Revenue Participation Rights
Target number of securities to be offered: 30
Price (or method for determining price): $300
Target offering amount: $9,000
Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First -come, first-served basis

☐ Other – provide a description:
Maximum offering amount (if different from target offering amount): $90,000
Deadline to reach the target offering amount: 12/31/2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: *0*

Total Assets:	Most recent fiscal year-end:	$3,110	Prior fiscal year-end:	$205
Cash & Cash Equivalents:	Most recent fiscal year-end:	$3,110	Prior fiscal year-end:	$205
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$4,100	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$45,680	Prior fiscal year-end:	$15,957
Cost of Goods Sold:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$8,987
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	$-1,195	Prior fiscal year-end:	$-3,312

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   **Legends**

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   **Annual Report Disclosure Requirements**

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Distributed Security, Inc.
(Issuer)

By Michael K Smock, CEO

X
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

X
(Signature)

 Michael K Smock, CEO
(Title)

 8/23/2016
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

8/23/2017

FP: truCrowd

Open until: *12/31/2017*



Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

THE COMPANY

1.   Name of issuer: Distributed Security, Inc.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain:

8/23/2017

FP: truCrowd

Open until: _12/31/2017_



Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Mike Smock   Dates of Board Service: 2011 - Present

Principal Occupation: President
Employer: Distributed Security, Inc.   Dates of Service: 2011 - present
Employer's principal business: Training

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

        Position: Chairman President 2017 - Present
        Position: Secretary Treasurer 2011- 2016
        Position:

Name: Ronald Danielowski   Dates of Board Service: 2011 - Present

Principal Occupation: Instructor
Employer: Distributed Security, Inc.   Dates of Service: 2011 - Present
Employer's principal business: Training

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

        Position: Secretary Treasurer 2017-present   Dates of Service:
        Position: Chairman President 2011 - 2016   Dates of Service:
        Position: Dates of Service:

Name: George W. Tallen   Dates of Board Service: Jan 2017 - Present

Principal Occupation: Instructor
Employer: Distributed Security, Inc.   Dates of Service: 2011 - Present
Employer's principal business: Training

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

        Position: Vice President 2014 - 2017   Dates of Service:
        Position: Dates of Service:
        Position: Dates of Service:

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30**	**$9,000**	**$8,280**
Maximum Amount	**300**	**$90,000**	**$82,800**

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Mike Smock

Title: Chairman & President   Dates of Service: 2017-present

Responsibilities: Management

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: Vice President Business Development   Dates of Service: 2011 -2016

Responsibilities: Business development.

Name: Ronald Danielowski

Title: Vice President   Dates of Service: 2017-present

Responsibilities: Instruction

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: Chairman & President   Dates of Service: 2011-2015

Responsibilities: Management

Name: George William Tallen

Title: Vice President   Dates of Service: 2014-present

Responsibilities: Instruction

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

None.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

8/23/2017

FP: truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951



OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Michael K. Smock	42.5 M common	**%**42.5
Ronald Danielowski	42.5 M common	**%**42.5
Bill Tallen	15.0 M common	**%**15

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

BUSINESS PLAN
Distributed Security, Inc.

COMPANY
Distributed Security, Inc. is a private defense company.

Distributed Security, Inc. is a private defense company. They enable enterprises to develop private defense bases and operate private security forces capable of defending immediate community assets.

PROBLEM
Centralized state, county and local law enforcement agencies cannot defend vulnerable communities against new and evolving decentralized threats.

Current threats are rapidly and unpredictably evolving, driven by polarization between religions, lifestyles, races and economic systems. This accelerating polarization is setting the stage for unprecedented violence and upheaval, weakening the rule of law and civil conduct. The government institutions that we have come to depend upon for security and civility will not provide the level of security and civility that we depended upon in the past, nor are they suited to provide security from decentralized threats.

SOLUTION
Decentralized security solutions enabling vulnerable communities to utilize enterprises as private defense bases to defend local communities.

Smaller enterprises in vulnerable communities are especially exposed to decentralized threats. Because they are the economic engines of local communities, smaller enterprises are uniquely incented and positioned to serve as a "base" for immediate community defense. DSI offers a turnkey package of solutions targeted at smaller enterprises encompassing infrastructure, training, provisioning and outsourcing for smaller enterprises concerned about violent threats to their employees, property, assets and community.

PRODUCT OFFERING
The infrastructure, training and provisioning necessary for smaller enterprises to establish their own private security base and operate their own private security force.

8/23/2017

FP: ⚫ truCrowd

Open until: *12/31/2017*



Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	30	**$9,000**	**$8,280**
Maximum Amount	300	**$90,000**	**$82,800**

DSI has created intellectual property (IP) designed to train individuals, teams, and units to SWAT level competencies with the capability to defend life, assets, and property. This IP is packaged as courses, programs, plans, curricula, scripts, manuals, facilities and other formats and delivered via integrated on-line, on-site, and on-range training packages including DSI owned Tactical Training Centers. Students train on combative handgun, shotgun, and rifle; individual, team, and unit tactics as well as supplementary skills including tactical medicine and tactical communications. This IP is offered via the following service products:

1. Portal. $19.95 to $89.95 per month memberships to our on-line defense academy.
2. Manuals. $24.95. Seven print manuals sold individually and as a set.
3. Courses. $150/4 Hour Module - Combative handgun, shotgun and rifle.
4. Certifications. $895 - Independent instructor certification program.
5. Programs. $1,695 - $2,695. Programs for individuals, businesses, churches and schools.
6. Packages. $200,000 and up. Infrastructure. Training. Provisioning. Outsourcing.

BUSINESS MODEL

A progressive ladder that migrates prospects from a freemium online entry point for new gun buyers up to a turnkey package of products and service targeted at smaller enterprises.

The company business model has two major components:

1. Core platform. The core platform is a collection of cloud-based software applications that allow DSI to create, store, market, and distribute its IP. The platform has five portals that control access to the IP based upon membership or relationship.

2) Private Defense Bases. These are client owned training facilities that are marketed to smaller enterprises and include a turnkey package of infrastructure, training, provisioning, and outsourcing.

The on-line membership portal is the initiation point for new members, students, and clients. The online portal is designed to engage and retain members, students, and clients in a manner that encourages them to increase their skills and rewards them for promoting the company's offerings to their individual businesses, churches, and schools. The business model targets four market segments; prospective gun owners, new gun owners, experienced gun owners, and teams (business, church, school, etc.) who can move through a progression of courses, programs, and opportunities designed to increase their skill set and enhance their effectiveness.

8/23/2017
FP: truCrowd



Open until: ***12/31/2017***

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30**	**$9,000**	**$8,280**
Maximum Amount	**300**	**$90,000**	**$82,800**



Businesses
Schools
Churches
Experienced Gun Owners
Communities
New Gun Owners
Villages
Prospective Gun Owners
Neighborhoods
Team Portal
Individual Portal
Unit Portal
Core Platform
Student Portal
Instructor Portal
On-Range Training
On-Site Training
Independent CFI's
Company CFI's
Private Defense Bases

MARKETING
Word of mouth marketing from credible and independent third-party advocates…

The DSI marketing strategy utilizes third parties to distribute its offerings and word of mouth to generate organic growth. The company operates a broad spectrum of social media platforms to communicate with prospects, influencers and other industry participants. DSI focuses on word-of-mouth recommendations from customers and influencers. They are also utilizing new SEC regulations referred to as Crowdfunding or Reg CF and Reg A+ offerings to build a highly motivated and emotionally attached core customer base evangelizing DSI to their families and communities.

OPPORTUNITY
There is a significant untapped opportunity to develop and deploy decentralized security solutions accessible to businesses, churches, schools and communities.

As threats continue to grow in intensity and frequency, enterprises will seek security solutions that go beyond traditional outsourcing to local security guard firms or allowing on-premise concealed carry. Smaller enterprises, schools, churches and communities are looking for security solutions that allow employees, administrators, teachers, parishioners, officials and citizens to provide for their own active defense. The magnitude of this opportunity is directly related to the real and perceived threats facing these organizations and ongoing developments in Europe. As a benchmark, there are about 300 million guns in the U.S. held by 100 million gun owners. Prior to purchasing a first gun, most have had some form of instruction, formal or informal. After the purchase, approximately two-thirds of first-time gun buyers obtained some form of training for their gun.

8/23/2017

FP: ▲ truCrowd

Open until: *12/31/2017*



Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

COMPETITION
DSI operates across three industries, firearms training, private security and private military.

These industries are mostly fragmented with vulnerable industry leaders and populated by part-time participants and sole proprietorships. There is a total of 129,817 gun dealers in the country, which include 51,438 retail stores generating about $3.1 billion in total revenue. The NRA dominates the low-end firearms training industry with its introductory and administrative courses offered via its 112,000 instructors and estimates about $800 million in annual revenues generated by its instructors. The security guard industry is populated by 8,000 competitors, with the top 4 competitors controlling 80% of the industry. Allied Barton, G4S (Wackenhut), Securitas (Pinkerton), and U.S Security Associates are the dominant players. Combined they do approximately $20 billion annually in revenue. The private military industry is approximately $100 billion in size and dominated by several large-scale players at one end, many smaller, niche specialists at the other end. DSI attempts to position and operate at the top of the industries offering the comprehensive solutions marketed at premium price points and margins.

HISTORY
DSI was founded by a former active duty Marine and security consultant operating in the Middle East and a competitive strategist and expert on maneuver theory.

The DSI co-founders originally met in 2001 over a shared appreciation for John Boyd and William Lind. At that time, Ron Danielowski was working in the private sector for a federal agency which specialized in anti-terrorism tactics utilized to protect national resources, and Mike Smock was operating a strategy consultancy in San Francisco that focused on the application of maneuver warfare theory to business process.

In 2005 Danielowski approached Smock to assist in the development of a business concept for a firearms training group that was originally presented to Blackwater (Danielowskis' employer) who was unable to develop the opportunity. In 2008 the two founders then considered starting their own enterprise based upon this concept. While there are many firearms training options available today, the distinguishing feature of this new business was it's application of maneuver warfare theory to reality-based firearms training. The business was formally launched October 15, 2010 with both founders committing all their time and resources to starting the new enterprise. A third founder was added to the team in 2014, Bill Tallen, who heads up tactical operations. Modest funding for the enterprise has been provided by Smock with the three founders owning all of the equity.

MILESTONES
As of May 2017 the company has achieved the following:

CORPORATE	CONTENT	TRACTION
On-line Members: 2,000+ On-range Students: 100+ Founders/Employees: 5 Certified Instructors: 10 Affiliates: 10 Retailers: 3 Corporate: "S" to "C" Corp	7 published manuals, 50+ instructional videos, 50+ on-line courses 20,000 content pages, 20+ student curriculas (scripts + timelines), 10+ instructor curricula	Media: NYT, Daily Caller + Email list: 10,000+ Twitter: 2500 followers + 5,000 Tweets. Linkedin: 5,000+ contacts. Blog: 5000+ postings Facebook: 700+ "Friends"

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

OPERATING PLAN
Three development phases staged over 5 years.

DSI's operating plan describes the unfolding of three developmental phases over five years culminating in annual revenue of $30 million. These phases are expanding membership in the on-line portals, expanding the certified instructor base and opening Private Defense Bases.

	2018	2019	2020	2021	2022
REVENUE					
Gross Revenue	$1,964,590	$6,580,884	$14,569,083	$27,575,570	$32,767,426
MARGIN					
Labor	$445,202	$1,575,533	$3,504,273	$6,766,029	$7,821,373
Facilities	$373,114	$1,376,168	$3,071,048	$6,012,709	$6,816,945
Direct Margin	$1,146,275	$3,629,183	$7,993,762	$14,796,831	$18,129,108
	58.35%	55.15%	54.87%	53.66%	55.33%
EXPENSES					
Salaries	$520,696	$1,080,690	$1,779,673	$2,295,000	$4,013,900
Gen & Admin	$347,130	$1,621,034	$4,152,570	$8,639,751	$9,365,768
SGA	$867,826	$2,701,724	$5,932,244	$10,934,751	$13,379,668
Oper Margin	$278,449	$927,459	$2,061,519	$3,862,080	$4,749,440
Oper Margin Rate	14.17%	14.09%	14.15%	14.01%	14.49%

METRICS	2018	2019	2020	2021	2022
Members	3,038	8,235	17,820	30,780	41,040
Students	1,608	4,575	9,835	17,798	21,090
Instructors	25	47	96	153	196

INVESTMENT
Accelerating commercialization of all products.

DSI is seeking to raise up to $90,000 via a Regulation Crowdfunding or "CF" offering. The company is using the new SEC crowdfunding investment vehicles because of their ability to attract, motivate, retain, and reward a customer base. The intended use of investment proceeds is:
1. Continue the build-out of the company's digital platform;
2. Accelerate the commercialization of all services;
3. Establish the first Private Defense Bases.

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

EXIT STRATEGY
Via sale or merger.

The founders are committed to an eventual exit strategy most likely via the sale of the enterprise. The business model and operating plan have been conceived in a manner that creates a potentially attractive acquisition to a large private military contractor or private security firm. The founders do not contemplate an IPO.

MANAGEMENT

<u>Mike Smock is Chairman and CEO</u>. Prior to co-founding the enterprise, he was managing director for a San Francisco based strategy consultancy, and Chairman and CEO of an international engineering services firm. In his early career, he spent 15 years in senior management positions with major national and international enterprises, and was the founder or co-founder of several start-ups including an early artificial intelligence pioneer. A seasoned start-up and turnaround executive and advisor, his career has been evenly split between operator and consultant. He attended Michigan State University, East Tennessee State University and Elmhurst College.

<u>Ron Danielowski is Vice President</u> - Chief Instructor. Prior to co-founding the enterprise, he spent 25 years as a multi-agency accredited instructor, organizing, developing, implementing, and overseeing training solutions for numerous federal agencies including the Department of Energy, Federal Air Marshals, and the Department of State. He has worked extensively in both Afghanistan and Iraq in support of America's military and federal agencies. Ron started his instructing career in the Marine Corps, both as a coach and a Primary Marksmanship Instructor. Ron is a Distinguished Marksman and member of the "President's Hundred" winner of the Marine Infantry Team Trophy Match.

<u>Bill Tallen is Vice President</u> - Tactical Operations. Prior to joining the enterprise, he had a 20-year career with the Department of Energy, where he served as a Federal Agent, team leader, unit commander, training instructor, and manager in the agency which provides secure transportation of nuclear weapons and nuclear materials within CONUS. He helped to found DOE's Special Response Force program, developing and teaching urban and close quarter battle techniques to Federal Agents charged with recovery of lost assets. He has designed and conducted a variety of war-gaming efforts in support of vulnerability assessments, security system design, and leadership training, and has taught a variety of crisis decision making models. Bill holds the degree of Master of Arts in National Security and Strategic Studies from the U.S. Naval War College.

<u>Randy Bartlett is Vice President</u> - Tactical Communications and leads the development and instruction of all command and control technologies and infrastructure. He has over 30 years military and paramilitary experience as a commissioned Infantry officer, non-commissioned officer, and contractor. Through various companies, he provided leadership and management for site and convoy security, medical evacuation, personnel recovery, expatriate evacuation, vulnerability analysis and gap assessment, and business continuity in several countries. As part of the withdrawal of conventional forces from Iraq, he was part of a four-man team that located, accounted for, and developed protective plans for Americans and foreign nationals in Iraq. He also developed a security program for an infrastructure renewal and development project valued at $1B USD in Libya.

<u>Chuck Gbur, MD is Vice President</u> - Tactical Medicine and leads the development and instruction of all tactical medicine content. He is a retired Battalion Surgeon and currently an interventional cardiologist in Toledo, Ohio. He served as a medical officer in the United States Navy. During most of his 25-year military career he served with the Fleet Marine Force. He held numerous positions including Battalion Surgeon, Marine Rear Area Operation Group Surgeon, Regimental Surgeon, and Advisor to The Medical Officer of the Marine Corps at HQMC. He also was the company commander of a Marine Corps Surgical Company. He was a graduate of the Naval War College and Joint Forces Staff College as well as numerous other classes and course. Chuck was active in tactical medicine training of Marines and Corpsman who were deploying in support of numerous combat missions over the last twenty years.

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

The company operates in the firearms industry.

PEOPLE CAN DIE OR GET INJURED WHETHER THROUGH TRAINING NEGLIGENCE ON THE PART OF THE COMPANY, OR NEGLIGENT OR ACCIDENTAL HANDLING OF A WEAPON BY A STUDENT, MEMBER OR CLIENT RESULTING IN THEIR DEATH OR INJURY, OR THE DEATH OR INJURY OF ANOTHER PARTY. THE RESULTS COULD PLACE THE COMPANY AT RISK FOR LAWSUITS OR CRIMINAL ACTION WITH POTENTIALLY CATASTROPHIC CONSEQUENCES FOR THE COMPANY.

- Any attempt by the government to limit Second Amendment rights could adversely affect the company's ability to sell its services.

- The company provides firearms training. A training accident could result in litigation could severely impact the company's ability to operate.

- Government regulators could attempt to regulate firearms instructors leading to rules that could render the business unprofitable.

- Anti-gun politicians, prosecutors, advocacy groups or individuals could target the company with lawsuits designed to disrupt or shut down the operations of the company.

We depend on a small management team. We depend on the skill and experience of the founders; Mike Smock, Ron Danielowski, and Bill Tallen. Should any one of the three founders depart it will be difficult to immediately replace their expertise.

8/23/2017

FP: truCrowd

Open until: *12/31/2017*



Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

We are controlled by our officers and directors. Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

We utilize a technology platform that could be hacked. Like all enterprises with significant operations on the internet, our operations could be severely impacted by hacking or a disruption of the internet.

We have no significant competitive barriers to entry. The company does not operate with any significant barriers preventing a competitor from entering its market space.

The three founders of the company own and license the IP to the company. The licenses are subject to cancelation upon 30 days written notice. Canceling the IP licensing agreement could have a significant negative impact on the company.

As a new company, we have a limited operating history. The Company was organized in September of 2011. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

Even if we plan to have revenue and profit, we might not be able to execute that plan, therefore having losses. Excluding the effect of any future non-operating gains, we face the risk to incur losses. Our expenses might increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:
- fully develop and broaden our technology and product offerings;
- acquire customers

8/23/2017

FP: truCrowd

Open until: *12/31/2017*



Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

- explore opportunities and alliances with other companies; and
- facilitate business arrangements.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Rev-Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of security-holders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

You can lose 100% of your investment. Many small business startups like the Company fail.
We are a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third-party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

We are relying on certain exemptions from registration. The Rev-Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Rev-Shares were to fail

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

to qualify for these exemptions, purchasers may seek rescission of their purchases of the Rev-Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Intellectual Property Licenses. The company's business is dependent upon certain intellectual property that is licensed from the company's founders Mike Smock, Ron Danielowski, and Bill Tallen. This intellectual property is licensed by the founders to the company by way of non-exclusive licenses which can be terminated by the founders on 30 days notice.

All three founders have verbally agreed not to terminate their licenses to the company unless and until the investors in this offering have been paid ad described in the Revenue Participation Agreement.

NOTE: The said verbal agreement if the three founders has not yet been reduced to a binding written agreement.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 security-holders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration
statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive –
can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary. The price of the Rev-Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Rev-Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Rev-Shares bears the risk of a complete and total loss of his/her/its investment.

THE OFFERING

9.   What is the purpose of this offering?

The purpose of this offering is to recruit and reward a cadre of 300, highly-committed and experienced gun-owners to help establish distributed security networks in their communities. The Revenue Participation Certificates (Rev-Shares) provide a mechanism for sharing the revenue that they help generate via the courses they take and the referrals they generate. The proceeds resulting from their investment will be used to further develop the company's technology platform, further promote the company's offerings and help fund general operations including the reduction of its accounts payable.

8/23/2017
FP: ▲ truCrowd

Open until: *12/31/2017*



Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$9,000**	**$90,000**
Less: Offering Expenses (FP and Escrow Fees)	$1,620	$8,100
Net Proceeds	**$7,380**	**$81,900**
Use of Net Proceeds		
Marketing	$7,380	$9,900
Legal		$15,000
Web Site Development		$20,000
Customer Acquisition		$19,000
Personnel/Contractors		$18,000
Total Use of Net Proceeds	**$7,380**	**$81,900**

11.   How will the issuer complete the transaction and deliver securities to the investors?
The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $9,000 or 30 Units. After the Minimum Offering Proceeds, have been reached, and the company decides to break the escrow, the company will engage a Stock Transfer Agent to transfer the certificates to the newly acquired security-holders.

Once the Company is notified by the escrow agent that a deposit has been received, then the prospective investor will receive an email from the Company with a link to an online questionnaire and application that they will need to fill out. The purpose of the questionnaire is to allow the Company to learn how much experience the prospective investor has with weapons and their level of participation within the local community.

The Company is reserving the right to accept only investors that meet the Company's subjective criteria relative to their experience with firearms.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

This security offering sells Revenue Participation Rights (Rev-Shares) at a price of $300 per Unit. Any investor can buy only one Unit of Rev-Share.

Exhibit 1. Revenue Participation Rights Agreement (REV-SHARE). Shows the details of the security offered and the Agreement.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

See Exhibit 1: Revenue Participation Rights Agreement (REV-SHARE).

16.   How may the terms of the securities being offered be modified?

The securities cannot be modified.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

8/23/2017

FP: ⚫ truCrowd

Open until: *12/31/2017*



Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
No Preferred Stock Outstanding				
			☐ Yes ☐ No	☐ Yes ☐ No Specify:
			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Common Stock:				
100,000,000 Shares Class A Common			☑ Yes ☐ No	☐ Yes ☑ No
Debt Securities:				Specify:
			☐ Yes ☐ No	☐ Yes ☐ No
Other:				Specify:
10,000,000 Shares Class A Non-Voting Common			☐ Yes ☑ No	☐ Yes ☑ No

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities being offered (Rev-Shares) may not be materially limited, diluted or qualified by the rights of any other class of security identified above?

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal security-holders identified in Question 6 above affect the purchasers of the securities being offered?

The exercise of rights held by the principal security-holders identified in Question 6 above do not affect the purchasers of the securities being offered.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are not valued relative the valuation of the company. The company offers a security in the form of Revenue Participation Rights.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

23. What are the risks to purchasers associated with corporate actions including:

☐ **Slow revenue growth:**
Company may undertake corporate actions that might slow the revenue growth resulting in a smaller distribution of gross revenues as contemplated in the company projections, resulting in a longer pay-back period.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

Notes (also seen in Balance Sheet):

Founder's Debt
The company owes its three founders Mike Smock, Ron Danielowski and Bill Tallen, reimbursement for certain expenditures including but not limited to operating expenses incurred but unpaid, which expenditures have not been calculated or accounted for, but which are less than $100,000.

Service Vendors
The company has retained the services of three service vendors, whom have cumulatively provided $100,000 of services to the company which the company intends to pay with the issuance of non-voting common stock as a substitute for cash. The company has not yet determined how many shares of its non-voting common stock it will use to make such payments.

25. What other exempt offerings has the issuer conducted within the past three years?

None.

26.
Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	30	**$9,000**	**$8,280**
Maximum Amount	300	**$90,000**	**$82,800**

month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

None.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company was incorporated in 2010 as Pulse O2DA Firearms Training, Inc. Since its inception it has generated modest annual revenue in the low to mid 5-figure range. The majority of efforts have been spent on creating its intellectual property and building out its technology platform. The company has been financed out of cash flow.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800



Distributed Security, Inc

BALANCE SHEET
As of June 30, 2017

	TOTAL		
	AS OF JUN 30, 2017	AS OF DEC 31, 2016 (PP)	CHANGE
▼ ASSETS			
▼ Current Assets			
▼ Bank Accounts			
BMO Harris	-89.86	2,764.72	-2,854.58
PayPal	-68.47	345.28	-413.75
Total Bank Accounts	$ -158.33	$3,110.00	$ -3,268.33
Total Current Assets	$ -158.33	$3,110.00	$ -3,268.33
TOTAL ASSETS	$ -158.33	$3,110.00	$ -3,268.33
▼ LIABILITIES AND EQUITY			
▼ Liabilities			
▼ Long-Term Liabilities			
Loans from Shareholders	7,587.29	4,100.00	3,487.29
Total Long-Term Liabilities	$7,587.29	$4,100.00	$3,487.29
Total Liabilities	$7,587.29	$4,100.00	$3,487.29
▼ Equity			
Capital Stock	1,000.00	1,000.00	0.00
Opening Balance Equity	-795.00	-795.00	0.00
Retained Earnings	-1,195.00	-1,195.00	0.00
Net Income	-6,755.62		-6,755.62
Total Equity	$ -7,745.62	$ -990.00	$ -6,755.62
TOTAL LIABILITIES AND EQUITY	$ -158.33	$3,110.00	$ -3,268.33

Founder's Debt
The company owes its three founders Mike Smock, Ron Danielowski and Bill Tallen, reimbursement for certain expenditures including but not limited to operating expenses incurred but unpaid, which expenditures have not been calculated or accounted for, but which is less than $100,000.

Service Vendors
The company has retained the services of three service vendors, who have cumulatively provided about $100,000 of services to the company which the company intends to pay with the issuance of non-voting common stock as a substitute for cash. The company has not yet determined how many shares of its non-voting common stock it will use to make such payments.

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800



Distributed Security, Inc

PROFIT AND LOSS
January - December 2017

	TOTAL		
	JAN - DEC 2017	JAN - DEC 2016 (PP)	CHANGE
▼ INCOME			
Revenue Courses	535.00	35,585.00	-35,050.00
Revenue Manuals		1,680.00	-1,680.00
Revenue Subscriptions	7,398.50	8,415.00	-1,016.50
Total Income	**$7,933.50**	**$45,680.00**	**$ -37,746.50**
▼ COST OF GOODS SOLD			
Shipping	105.50		105.50
Total Cost of Goods Sold	**$105.50**	**$0.00**	**$105.50**
GROSS PROFIT	$7,828.00	$45,680.00	$ -37,852.00
▼ EXPENSES			
Advertising	4,386.00	6,327.00	-1,941.00
Bank Charges & Fees	306.20	117.00	189.20
Commissions		2,205.00	-2,205.00
Instructor	3,385.69	12,761.00	-9,375.31
Internet Utilities	289.65	1,882.00	-1,592.35
Legal & Professional	1,710.95	3,014.00	-1,303.05
Meals & Entertainment	38.43		38.43
Office Supplies & Software	329.38		329.38
Range Rent		5,435.00	-5,435.00
Supplies	136.55	4,911.00	-4,774.45
Technology	7,617.37	7,469.00	148.37
Travel & Entertainment		749.00	-749.00
Utilities	264.00		264.00
Total Expenses	**$18,464.22**	**$44,870.00**	**$ -26,405.78**
NET OPERATING INCOME	$ -10,636.22	$810.00	$ -11,446.22
▼ OTHER EXPENSES			
Miscellaneous Expenses		2,005.00	-2,005.00
Total Other Expenses	**$0.00**	**$2,005.00**	**$ -2,005.00**
NET OTHER INCOME	$0.00	$ -2,005.00	$2,005.00
NET INCOME	$ -10,636.22	$ -1,195.00	$ -9,441.22

8/23/2017

FP: ⬣ truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951



OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

12003 09/15/2016 11:22 AM

Form **1120S**		U.S. Income Tax Return for an S Corporation	OMB No. 1545-0123
Department of the Treasury Internal Revenue Service		▶ Do not file this form unless the corporation has filed or is attaching Form 2553 to elect to be an S corporation. ▶ Information about Form 1120S and its separate instructions is at www.irs.gov/form1120s.	**2015**

For calendar year 2015 or tax year beginning , ending

A S election effective date 03/16/11	TYPE OR PRINT	Name PULSE 02DA FIREARMS TRAINING INC	D Employer identification number 45-1963827
B Business activity code number (see instructions) 611000		Number, street, and room or suite no. If a P.O. box, see instructions. PO BOX 719	E Date incorporated 03/16/2011
C Check if Sch. M-3 attached ☐		City or town, state or province, country, and ZIP or foreign postal code MOLINE IL 61266-0719	F Total assets (see instructions) $ 205

G Is the corporation electing to be an S corporation beginning with this tax year? ☐ Yes ☒ No If "Yes," attach Form 2553 if not already filed

H Check if: (1) ☐ Final return (2) ☐ Name change (3) ☐ Address change (4) ☐ Amended return (5) ☐ S election termination or revocation

I Enter the number of shareholders who were shareholders during any part of the tax year ▶ 2

Caution. Include only trade or business income and expenses on lines 1a through 21. See the instructions for more information.

Income	1a Gross receipts or sales	1a	15,957	
	b Returns and allowances	1b		
	c Balance. Subtract line 1b from line 1a		1c	15,957
	2 Cost of goods sold (attach Form 1125-A)		2	8,987
	3 Gross profit. Subtract line 2 from line 1c		3	6,970
	4 Net gain (loss) from Form 4797, line 17 (attach Form 4797)		4	
	5 Other income (loss) (see instructions—attach statement)		5	
	6 Total income (loss). Add lines 3 through 5 ▶		6	6,970
Deductions (see instructions for limitations)	7 Compensation of officers (see instructions-attach Form 1125-E)		7	
	8 Salaries and wages (less employment credits)		8	
	9 Repairs and maintenance		9	
	10 Bad debts		10	
	11 Rents		11	
	12 Taxes and licenses		12	
	13 Interest		13	
	14 Depreciation not claimed on Form 1125-A or elsewhere on return (attach Form 4562)		14	
	15 Depletion (Do not deduct oil and gas depletion.)		15	
	16 Advertising		16	1,502
	17 Pension, profit-sharing, etc., plans		17	
	18 Employee benefit programs		18	
	19 Other deductions (attach statement) SEE STMT 1		19	8,780
	20 Total deductions. Add lines 7 through 19 ▶		20	10,282
	21 Ordinary business income (loss). Subtract line 20 from line 6		21	-3,312
Tax and Payments	22a Excess net passive income or LIFO recapture tax (see instructions)	22a		
	b Tax from Schedule D (Form 1120S)	22b		
	c Add lines 22a and 22b (see instructions for additional taxes)		22c	
	23a 2015 estimated tax payments and 2014 overpayment credited to 2015	23a		
	b Tax deposited with Form 7004	23b		
	c Credit for federal tax paid on fuels (attach Form 4136)	23c		
	d Add lines 23a through 23c		23d	
	24 Estimated tax penalty (see instructions). Check if Form 2220 is attached ▶ ☐		24	
	25 Amount owed. If line 23d is smaller than the total of lines 22c and 24, enter amount owed		25	
	26 Overpayment. If line 23d is larger than the total of lines 22c and 24, enter amount overpaid		26	
	27 Enter amount from line 26 Credited to 2016 estimated tax ▶ Refunded ▶		27	

Sign Here ▶ Signature of officer MIKE SMOCK Date Title SECRETARY

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

May the IRS discuss this return with the preparer shown below (see instructions)? ☒ Yes ☐ No

Paid Preparer Use Only	Print/Type preparer's name STEVE TROJAN	Preparer's signature	Date 09/15/16	Check ☐ if self-employed	PTIN P00356773
	Firm's name ▶ SMT & ASSOCIATES, INC			Firm's EIN ▶ 03-0375942	
	Firm's address ▶ 380 N TERRA COTTA RD STE H CRYSTAL LAKE, IL 60012-1809			Phone no. 815-788-5114	

For Paperwork Reduction Act Notice, see separate instructions.   Form **1120S** (2015)

8/23/2017
FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

DISTRIBUTED SECURITY, INC.
PO BOX 210 ISLAND LAKE IL 60042

www.distributedsecurity.com
info@distributedsecurity.com
1.877.452.0951

CERTIFICATION

I, Michael K. Smock, President of Distributed Security, Inc. certify that:

(1)   the financial statements of Distributed Security, Inc. included in this Form are true and complete in all material respects; and

(2)   the tax return information of Distributed Security, Inc. included in this Form reflects accurately the information reported on the tax return for Distributed Security, Inc. filed for the fiscal year ended 2015.

 Date 8.21.17

President

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**30**	**$9,000**	**$8,280**
Maximum Amount	**300**	**$90,000**	**$82,800**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer?
                ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking?
                ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities?
                ☐ Yes ☑ No

8/23/2017
FP: truCrowd

Open until: *12/31/2017*



Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30**	**$9,000**	**$8,280**
Maximum Amount	**300**	**$90,000**	**$82,800**

time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: March 25, of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: distributedsecurity.com

_____

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

8/23/2017
FP: truCrowd

Open until: *12/31/2017*



Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days.

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**30**	**$9,000**	**$8,280**
Maximum Amount	**300**	**$90,000**	**$82,800**

Exhibit 1. Revenue Participation Rights Agreement (REV-SHARE).

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement".

- **Investor:** _____ is herein referred to as the "Investor". Investor is a resident of _____ residing at _____. (Soc. Sec. / Taxpayer ID: _____)
- **Issuer:** __ Distributed Security, Inc __ is herein referred to as the "Issuer". Issuer is an _Illinois__ corporation whose registered agent address is: _518 S. Route 31 #238 McHenry, IL 60050_.
- **Number of Units to Investor:** Issuer hereby issues __1 (one)____ Class A Revenue Share Unit(s) to Investor in return for the payment of the principal sum of $_300__ ($_Three Hundred_ per Class A Revenue Share Unit).
- **Offering Metrics:**
  - Total Target Number of Class A Revenue Share Units in the Defined Offering is _30_ which is herein referred to as the "Offering Target Unit Count."
  - Total Target Number of Class A Revenue Share Units in the Defined Offering is _300_ which is herein referred to as the "Offering Total Unit Count."
  - The "Offering Gross Revenue Participation Percentage" _3%_
  - The "Measurement Period" is that period of time commencing on _1/1/2019_ and ending on _12/31/2069_
  - The "Repayment Multiple" is _3X_
  - The "Total Per Unit Defined Return" is $_900_

1. **Calculation of Each RevShare.** Each RevShare shall be calculated as follows the:
   - Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"
   - Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.

8/23/2017
FP: ▲ truCrowd

Open until: *12/31/2017*



Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**30**	**$9,000**	**$8,280**
Maximum Amount	**300**	**$90,000**	**$82,800**

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

2.   Annual Payment of Rev-Shares. On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3.   Miscellaneous

    (a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

    (b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

    (c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

    (d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

    (e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

    (f) **Jurisdiction, Venue and Governing Law.** With respect to any action or proceeding arising out of or directly or indirectly relating to this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in Cook County in the State

8/23/2017

FP:  truCrowd

Open until: *12/31/2017*

Distributed Security, Inc.
518 S. Route 31 #238
McHenry, IL 60050
1.877.452.0951

OFFERING STATEMENT

30 Units of REV-SHARES at $300.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30	$9,000	$8,280
Maximum Amount	300	$90,000	$82,800

of Illinois, or (b) Sate courts situated in Dupage County in the State of Illinois. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

(g) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: _____   _____   _____
           Signature   print name   date

Issuer by: _____   _____   _____
           Signature   print name   date